UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                               Parlex Corporation
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   701630 10 5
                                 (CUSIP Number)

              Walter A. Winshall, 3 Ferndale Road, Weston, MA 02193
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  June 18, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D/A
|-----------------------|                         |--------------------------|
|CUSIP Nos. 701630 10 5 |                         |     Page 2 of 5  Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Walter A. Winshall                                              |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS                                                 |
|         |                                                                  |
|         |  Not applicable                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  United States                                                   |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   489,124                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |   -0-                                               |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   489,124                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   -0-                                               |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  489,124                                                         |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES                                     [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  13.7%                                                           |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON                                        |
|         |                                                                  |
|         |  IN                                                              |
|----------------------------------------------------------------------------|

                                                              Page 3 of 5 Pages


     The items listed below of the Reporting Person's Schedule 13D, as amended with respect to the Common Stock of Parlex Corporation are hereby amended and restated as follows:

Item 2. Identity and Background

          a.   Walter A. Winshall

          b.   3 Ferndale Road
               Weston, MA 02193

          c.   self-employed management consultant

          d.   no

          e.   no

          f.   United States of America

Item 5. Interest in Securities of the Issuer

          a.   489,124 shares (13.7 percent of the class)

          b. sole power to vote and sole power to dispose or to direct the disposition: 489,124 shares (13.7 percent of class)

          c. Since the Reporting Person's most recent filing on Schedule 13D, the Reporting Person has effected the following transactions:

               (i)    December 15, 1995 -- gift transfer of 15,000 shares

               (ii) June 10, 1997 -- open market sale of 2,500 shares at $15.00/share

               (iii) June 11, 1997 -- open market sale of 2,500 shares at $15.00/share

               (iv) June 13, 1997 -- open market sale of 2,500 shares at $15.00/share

               (v) June 18, 1997 -- open market sale of 25,000 shares at $15.00/share

                                                              Page 4 of 5 Pages


               (vi) June 18, 1997 -- open market sale of 5,000 shares at $15.125/share

               (vii) July 7, 1997 -- open market sale of 10,000 shares at $15.00/share

               (viii) July 7, 1997 -- open market sale of 5,000 shares at
                      $15.125/share

               (ix) July 7, 1997 -- open market sale of 7,500 shares at $15.25/share

               (x) July 7, 1997 -- open market sale of 3,500 shares at $15.50/share

               (xi) July 8, 1997 -- open market sale of 5,000 shares at $15.375/share

               (xii) July 8, 1997 -- open market sale of 6,000 shares at $15.50/share

               (xiii) July 8, 1997 -- open market sale of 3,000 shares at
                      $15.625/share

               (xiv) July 9, 1997 -- open market sale of 2,000 shares at $15.625/share

               (xv) July 9, 1997 -- open market sale of 3,000 shares at $15.75/share

               (xvi) July 14, 1997 -- open market sale of 26,500 shares at $20.00/share

               (xvii) July 14, 1997 -- open market sale of 5,000 shares at
                      $20.125/share

               (xviii)July 14, 1997 -- open market sale of 5,000 shares at
                      $20.25/share

          The Board of Directors of Parlex Corporation declared a 3 for 2 stock split effective as a 50% stock dividend payable on April 21, 1997 to shareholders of record as of March 18, 1997. The number of shares listed in (i) above has been adjusted to reflect such stock split.

          d.   not applicable

          e.   not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None

Item 7. Material to be Filed as Exhibits

          None

                                                              Page 5 of 5  Pages


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Walter A. Winshall
-------------------------
Walter A. Winshall


Dated as of July 18, 1997